UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☐     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2020

Draganfly Inc.
(Exact name of issuer as specified in its charter)

British Columbia, Canada

(State or other jurisdiction of incorporation or organization)

N/A

(I.R.S. Employer Identification Number)

2108 St. George Avenue

Saskatoon, SK, S7M 0K7

(Full mailing address of principal executive offices)

1-306-955-9907

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Special Report on Form 1-SA (this “Special Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Special Report.

The financial statements included herein should be read in conjunction with the unaudited consolidated financial statements and related notes for the three and six months ended June 30, 2020 and the annual consolidated financial statements and related notes for the year ended December 31, 2019. The Company’s audited consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Special Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

The consolidated financial statements do not reflect the adjustments, if any, or changes in presentation that may be necessary should the Company not be able to continue on a going concern basis.

All currency amounts in the accompanying financial statements and this management discussion and analysis are in Canadian dollars unless otherwise noted.

In this document, we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, Gross profit, Gross margin and Cash flow from operations are undefined terms by IFRS. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results. In addition, reference is made to “gross margin” and “working capital”, which are non-IFRS measures. Management believes that gross margin, defined as revenue less operating expenses, is a useful supplemental measure of operations. Management believes that working capital, defined as current assets less current liabilities, is an indicator of the Corporation’s liquidity and its ability to meet its current obligations. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”).

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Overview

Draganfly Inc. was incorporated under the laws of British Columbia, Canada on June 1, 2018.Draganfly, Inc., including its wholly-owned subsidiaries, Draganfly Innovations, Draganfly Innovations USA, and Dronelogics. (referred to together as the “Company” or “Draganfly”, unless context indicates otherwise) creates quality, cutting-edge unmanned vehicle systems and software that revolutionize the way people do business. Draganfly has its head office at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2300 – 550 Burrard Street, Vancouver, BC, V6C 2B5.

Recognized as being at the forefront of technology for two decades, Draganfly is an award-winning, industry-leading manufacturer, contract engineering, and product development company within the commercial UAV (unmanned aerial vehicles) space, serving the public safety, agriculture, industrial inspections, and mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

Founded in 1998, Draganfly is recognized as the first commercial multi-rotor manufacturer and has a legacy for its innovation and superior customer service. The company has sold products and services to over 50 countries.

Draganfly can provide its customers with an entire suite of products and services that include: quad-copters, fixed-wing aircrafts, ground based robots, hand held controllers, flight training, and software used for tracking, live streaming, and data collection. The integrated UAV system is equipped for automated take-offs and landings with altitude and return to home functions as well as in-house created survey software. Draganfly’s standard features combined with custom fit camera payloads ranging from multi-spectral, hyper-spectral, LIDAR, thermal, and infrared allows Draganfly to offer a truly unique solution to clients. Draganfly has also partnered with companies such as Waterloo based, Dejero, who provide a live streaming solution that the Company can offer to its customers and share in monthly usage fees.

With 18 fundamental UAV patents in the portfolio, Draganfly will continue to expand and grow their intellectual property docket.

Historically, the main business of the Company was to operate as a manufacturing company offering commercial UAVs directly to its customer base across various industry verticals. The Company has evolved to offer engineering procurement for certain customers in a vertical that is not currently served, such as military applications. The rationale is three-fold: engage in long term contracts that tend to be recurring in nature, gain exposure to an industry that the Company otherwise did not have access to, and leverage our innovation learnings into other products that can be sold in other industries.

Draganfly works with its customers to customize a product or platform from idea research and development (R&D) to completion and testing. A work plan is created with timelines and budget which includes materials, travel, testing, and engineering time. This plan is signed off on by the customer before work begins. To date, the majority of this work is considered proprietary and secret in nature.

With its recent acquisition of Dronelogics, the Company has further broadened its scope to provide non-OEM products along with services that it did not typically offer before.

Management determined in mid-2018 the best course of action to secure additional capital, grow its brand and expand its reach was to secure a public listing on a reputable exchange. On January 31, 2019, the Company and Draganfly Innovations, Inc (“PrivCo”) entered into a Business Combination Agreement (the “BCA”) providing for a three-cornered amalgamation (the “Amalgamation”) among the Company, PrivCo, and a wholly-owned subsidiary of the Company (the “Subco”). As of August 15, 2019, the Amalgamation closed and the Company acquired all of the issued and outstanding common shares of the PrivCo (the “PrivCo Shares”). It was a condition of closing that the Company complete a private placement of 10,000,000 units (a “Unit”) at a price of $0.50 per Unit, with each Unit consisting of one common share, with no par value (each, a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will be exercisable into one Common Share of the resulting issuer at a price of $0.50 for 12 months. The Company completed a private placement of 14,051,499 units raising $7,025,749.50. It is a post-closing covenant of the BCA that the resulting issuer from the Amalgamation obtains a listing for its Common Shares (the “Listing”) on the Canadian Securities Exchange (the “CSE”). The Company has changed its name from Drone Acquisition Corp. to Draganfly Inc. and is the parent company of the wholly-owned subsidiary, Draganfly Innovations Inc., which is the amalgamated company with Subco.

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Under the Amalgamation, PrivCo Shares were exchanged for ordinary shares of the Company (“Company Shares”) on the basis of 1.794 Company Shares for each PrivCo Share held resulting in 42,638,356 PrivCo Shares to be issued. Upon completion of the Amalgamation, holders of PrivCo warrants (“PrivCo Warrants”) will be entitled to receive Company Shares in lieu of shares otherwise issuable prior to the effective date of the Amalgamation (the “Effective Date”), adjusted in accordance with the terms of the various agreements and certificates representing the said warrants.

Following the Amalgamation and pursuant to completion of certain conditions precedent, including receipt of all necessary director, shareholder, regulatory and Canadian Stock Exchange (CSE) approvals, the Company was listed on the CSE on November 5, 2019 and the OTCQB Venture Market of the OTC Markets (“OTCQB”) under the symbol “DFLYF” on January 9, 2020.The Company incurred significant listing expenses to complete the process but is well positioned to execute on its business plan.

Additional information relating to the Company may be found at the Company’s website, www.draganfly.com.

Results of Operations For the Three and Six Months Ended June 30, 2020.

2020 Q2 Total Revenues of $926,540 (Canadian dollars) with contract engineering revenue of $192,100 (Canadian dollars).

2019 results showed the Company’s business is now deep rooted in its engineering services. The company’s move to engineering services work was to offset a reduction in manufactured goods due to industry pricing shifts created by Chinese competition, making services an important business. Although, the Company’s products are still well regarded in the industry, the commercial UAV space as a whole has been impacted by lower priced consumer drones that can now offer similar functionality. Through its recent acquisition, some of these lower priced drones are now being sold at the Company. The Company continues to recognize its opportunity of engineering procurement for those customers that either choose not to buy Chinese UAVs or are restricted from doing so due to information sensitivity concerns. Some of the Company’s US customers have been impacted by the COVID-19 pandemic which has materially slowed the Company’s engineering services practice during the quarter. The second quarter of 2020 revenues increased by $636,805 from $289,735 in the second quarter of 2019 to $926,540. Revenue from the sale of goods of $734,440 made up the bulk of the revenues in the second quarter of 2020. Provision of services revenues of $192,100 made up the balance of the revenues.

Gross Margins were down 43.9% in 2020 Q2 compared to 2019 Q2.

The acquisition of Dronelogics that occurred this quarter, produced high product sales, which resulted in higher cost of sales and lower gross margins. In the second quarter of 2020, the Company’s total gross margin was 46.6% vs 83.0% in the same period in 2019, as engineering services which tend to have higher gross margins than hardware sales given lower material costs made up the majority of second quarter 2019.

Strong product sales in the quarter.

Although the Company has an impressive history and deep engineering talent allowing it to outsource in-house capabilities to customers, this quarter’s sales were driven by non-OEM products.

Risks related to operations.

The Company’s UAVs are sold in rapidly evolving markets. The commercial UAV market is in early stages of customer adoption. Accordingly, the Company’s business and future prospects may be difficult to evaluate. The Company cannot accurately predict the extent to which demand for its products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact the Company’s ability to do the following:

•	generate sufficient revenue to maintain profitability;
•	acquire and maintain market share;
•	achieve or manage growth in operations;

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•	develop and renew contracts;
•	attract and retain additional engineers and other highly qualified personnel;
•	successfully develop and commercially market new products;
•	adapt to new or changing policies and spending priorities of governments and government agencies; and
•	access additional capital when required and on reasonable terms.

Outlook and Guidance

This Outlook and Guidance contains forward-looking statements that the Company does not intend, and does not assume any obligation, to update, except as required by law. The forward-looking information and statements may include:

•	The current economic climate and its effect on the Company’s client base business;
•	The Company’s ability to successfully acquire new customers;
•	The Company’s ability to successfully implement its technology;
•	Management’s assumptions regarding the sustainability of recurring revenue streams and the Company’s expected profitability; and
•

Management’s outlook and guidance contains forward looking statements of the Company’s ability to penetrate the US and international client base with its products and services and continue its penetration in the Canadian market.

The Company believes that being listed on the CSE and OTCQB will open up further opportunities to access capital as well as allow it to use its Common Shares as a currency for potential acquisitions. Operationally, having access to more capital will help the Company expand and diversify its engineering services business. Doing this requires more human resources both from a sales and engineering perspective. Further, the Company has a number of innovative ideas for new products that it would like to develop and increase its current product offering to various niche industries that aren’t being served by the dominant player in the UAV space. Finally, the Company has considered offering various other non‑engineering services and it may make more sense to buy an existing industry player than to build out this offering. This isn’t something the Company has to do but it will be opportunistic to learn about potential opportunities in the existing fiscal year and the near future.

Revenues

All currency amounts stated below are in Canadian dollars.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Product sales	$734,440	$41,829	$756,796	$93,604
Engineering services	192,100	247,906	666,801	344,360
Total revenue	$926,540	$289,735	$1,423,597	$437,964

Total revenue for the three months ended June 30, 2020 increased by $636,805 or 219.8% as compared to the same period in 2019. The increase in revenue is largely due to the acquisition of Dronelogics, which has added $685,663 of revenue, largely in product sales, since its acquisition, partially offset by a decrease in engineering services due to the downturn caused by COVID-19.

Total revenue for the six months ended June 30, 2020 increased by $985,633 or 225.0% as compared to the same period in 2019. The increase in revenue is largely due to the acquisition of Dronelogics, which has added $685,663 of revenue, largely in product sales, since its acquisition, and includes higher engineering services while the same period last year represented a transition/completion of an existing engineering service contract.

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The Company has already started retooling and redesigning its next generation product line to address the ongoing environment as a way to maintain its existing customer base and capture new market share. Engineering service work consists of the design and customization of various UAV type products for the Company’s clients. Further, this service work tends to have higher gross margins than straight product sales. The Company has also introduced customization work as part of their product sales offering.

Cost of Goods Sold / Gross Margin

All currency amounts stated below are in Canadian dollars.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Cost of goods sold	$(495,193)	$(49,147)	$(554,979)	$(105,356)
Gross profit	431,347	240,588	868,618	332,608
Gross margin (%)	$46.6%	$83.0%	$61.0%	$75.9%

Gross profit is the difference between the revenue received and the direct cost of that revenue. Gross margin is gross profit divided by revenue and is often presented as a percent.

For the three months ended June 30, 2020, the Company’s Gross Profit increased by $190,759 or 79.3%. As a percentage of sales, gross margin decreased from 83.0% in 2019 to 46.6% in 2020. This is due to the increase in product sales, which has a lower gross margin compared to engineering services.

For the six months ended June 30, 2020 the Company’s Gross Profit increased by $536,010 or 161.2%. As a percentage of sales, gross margin decreased from 75.9% in 2019 to 61.0% in 2020. This is due to the increase in product sales, which has a lower gross margin compared to engineering services.

Selling, General, and Administrative Expenses

All currency amounts stated below are in Canadian dollars.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Office and miscellaneous	$591,271	$146,526	$1,243,638	$209,383
Professional fees	644,104	69,988	736,529	102,811
Research and development	26,969	4,201	30,938	9,827
Share-based compensation	799,677	-	1,319,061	-
Travel	9,434	4,393	17,054	5,686
Wages and salaries	288,708	257,905	655,211	495,828
Total	$2,360,163	$483,013	$4,002,431	$823,535

For the three months ended June 30, 2020, Selling, General, and Administrative expenses in 2020 increased by 388.6%, from $483,013 in 2019 to $2,360,163 in 2020. For the six months ended June 30, 2020, Selling, General, and Administrative expenses in 2020 increased by 385.8, from $823,535 in 2019 to $4,002,431 in 2020. The largest contributor to the increase is marketing and investor relations costs in the office and miscellaneous as well as share-based payments. Some of the other SG&A expenses such as professional fees increased due to increased accounting and legal work in relation to the Dronelogics acquisition.

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Research and Development Expenses

Our research and development expenses were $30,938 and $9,827 for the six months ended June 30, 2020 and 2019. Research and development expenses to date consist primarily of manufacturing and study related costs. The Company expects that its operating expenses will increase as it grows its business, including expending substantial resources for research and development and marketing.

Net and Comprehensive Loss

All currency amounts stated below are in Canadian dollars.

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Loss from operations	$(1,956,391)	$(243,567)	$(3,174,353)	$(500,290)
Finance and other costs	(6,851)	(50,549)	(10,857)	(91,808)
Foreign exchange gain (loss)	3,750	13,803	54,595	(29,989)
Gain on settlement of debt	-	-	67,493	-
Other income (loss)	990,973	(9,474)	990,495	(7,514)
Net loss	(968,519)	(289,787)	(2,072,627)	(629,601)
Cumulative translation differences	(13,713)	-	101	-
Comprehensive loss	$(982,232)	$(289,787)	$(2,072,526)	$(629,601)

For the three months ended June 30, 2020, the Company recorded a comprehensive loss of $982,232 compared to $289,787 in 2019. For the six months ended June 30, 2020, the Company recorded a comprehensive loss of $2,072,526 compared to $629,601 in 2019. The increased loss was due to the increased marketing and investor relations costs and share-based payments partially offset by increased revenues.

Authorized share capital

Unlimited number of Common Shares, without par value.

Issued share capital

During the six months ended June 30, 2020,

-	On February 18, 2020, the Company issued 120,000 common shares for the exercise of warrants for $60,000.
-	On February 25, 2020, the Company issued 100,000 common shares for the exercise of warrants for $50,000.
-	On March 6, 2020, the Company issued 1,051,600 common shares for the exercise of warrants for $105,160.
-	On March 20, 2020, the Company issued 365,000 common shares for the exercise of warrants for $36,500.
-	On March 26, 2020, the Company issued 1,474,200 common shares for the exercise of warrants for $147,420.
-	On April 8, 2020, the Company issued 609,200 common shares for the exercise warrants for $60,920.
-	On April 16, 2020, the Company issued 630,000 common shares for the exercise warrants for $115,000.
-	On April 30, 2020, the Company issued 3,225,438 common shares for the acquisition of Dronelogics and an additional 200,000 common shares as finder’s fees.
-	On May 27, 2020, the Company issued 60,000 common shares for the exercise warrants for $30,000.
-	On June 23, 2020, the Company issued 228,000 common shares for the exercise warrants for $114,000.

During the six months ended June 30, 2019, no Common Shares were issued.

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Liquidity and Capital Resources

All currency amounts stated below are in Canadian dollars.

The Company’s liquidity risk is on its loans, accounts payable and accrued liabilities, as it may encounter difficulty discharging its obligations. The Company attempts to mitigate this risk by managing its debt holders as well as ensuring there is capital coming into the Company for its operations. As at June 30, 2020, the Company has working capital of $1,705,798 and $2,037,906 as at December 31, 2019.

The Company considers the items included in capital to include shareholders’ equity. The Company manages its capital structure and makes adjustments to it in light of changes in economic and business conditions, financing environment, and the risk characteristics of the underlying assets. Aside from the regular business operations of managing its liabilities, the Company does not have any contracted or committed capital expenditures as of the date of these financial statements. The Company utilizes its credit card facilities from time to time to make various purchases for their operations. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. As part of the Company’s capital raise planning, the Company has filed a Regulation A, Tier 2, Offering Statement on Form 1-A with the Securities and Exchange Commission (SEC) which is exempt from registration pursuant to Section 3(b)(2) under the Securities Act of 1933, as amended. The Company’s Regulation A, Tier 2 offering was qualified by the SEC on September 25, 2020.

Management intends to finance operating costs over the next twelve months with cash on hand and with the issuance of securities such as the private placement of Common Shares and convertible debentures. Further, in order to maintain or adjust its capital structure, the Company may issue new shares, new debt, or scale back the size and nature of its operations. The Company is not subject to externally imposed capital requirements. As at June 30, 2020, shareholders’ equity was $3,869,607 and at December 31, 2019, shareholder’s equity was $2,191,353.

While our management plans to generate increased revenues and to continue financing our Company through the issuances of additional equity securities or debt instruments, there can be no assurance that enough revenue or financing will occur to meet our cash needs for the next 12 months. The ability to achieve our projected future operating results is based on several assumptions which involve significant judgments and estimates, which cannot be assured. If we are unable to achieve our projected operating results, our liquidity could be adversely impacted, and we may need to seek additional sources of financing. Our operating results could adversely affect our ability to raise additional capital to fund our operations and there is no assurance that sufficient debt or equity financing will be available, on acceptable terms, or in a timely basis.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to raise additional capital as required. During the period from February 24, 1998 (inception) through June 30, 2020, the Company incurred net losses of C$ 30,176,024 of which a C$7,804,859 non-cash listing expense was incurred as part of the amalgamation. Initially, we intend to finance our operations through equity and debt financings.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Off-Balance Sheet Arrangements

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

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Contractual Obligations, Commitments and Contingencies

As of June 30, 2020, and as of the date of this MD&A, and in the normal course of business, the following is a summary of the Company’s material obligations to make future payments, representing contracts, and other commitments that are known and committed.

On December 1, 2019, the Company entered into an amendment for the lease agreement, where the lease was amended with a change in annual payments. As a result of IFRS 16, the right of use asset and lease liability were setup and recorded as follows:

All currency amounts stated below are in Canadian dollars.

Right of Use Asset

Total
Cost
Balance at January 1, 2019, on adoption of IFRS 16	$131,634
Lease modification	27,905
Balance at December 31, 2019	$159,539
Leases acquired in the Acquisition	83,428
Balance at June 30, 2020	$242,967

Accumulated depreciation
Balance at January 1, 2019, on adoption of IFRS 16	$-
Charge for the period	29,545
Balance at December 31, 2019	$29,545
Charge for the period	25,376
Balance at June 30, 2020	$54,921

Net book value:
December 31, 2019	$129,994
June 30, 2020	$188,046

Lease Liability

Total
Balance at January 1, 2019, on adoption of IFRS 16	$131,634
Interest expense	14,534
Lease payments	(38,000)
Lease modification	27,905
Balance at December 31, 2019	$136,073
Leases acquired in the Acquisition	87,203
Interest expense	8,864
Lease payments	(31,610)
Balance at June 30, 2020	200,530

Which consists of:
Current lease liability	$103,663
Non-current lease liability	96,867
Balance at June 30, 2020	$200,530

Related Party Transactions

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

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Trade payables and accrued liabilities:

On Aug 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company controlled by Cameron Chell, CEO and director, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Office and Miscellaneous. For the six months ended June 30, 2020, the company incurred fees of $113,000 compared to $nil in 2019. As at June 30, 2020, the Company was indebted to this company in the amount of $nil (December 31, 2019 - $nil).

As at June 30, 2020, the Company had $nil (December 31, 2019 – $9,681) payable to related parties outstanding that were included in accounts payable. The balances are unsecured, non-interest bearing, and due on demand.

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the six months ended June 30, 2020 and 2019 included:

All currency amounts stated below are in Canadian dollars.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Management fees paid to a company controlled by CEO and director	$42,650	$-	$113,000	$-
Management fees paid to a company controlled by a former director	45,000	-	75,000	-
Salaries	78,984	33,923	160,066	73,431
Salaries paid to the former owner of the Company	29,631	43,006	63,046	82,514
Share-based payments	367,798	-	639,439	-
	$579,063	$76,929	$1,050,551	$125,945

Amalgamation

On January 31, 2019, the Company and Draganfly Innovations entered into the BCA providing for a three-cornered amalgamation among the Company, Draganfly Innovations, and Merger Co. As of August 15, 2019, the Amalgamation closed and the Company acquired, on a one for 1.794 basis, all of the issued and outstanding Common Shares of the Draganfly Innovations (the “Draganfly Innovations Shares”) in exchange for 42,638,356 Common Shares of the Company.

This resulted in a reverse take-over, of the Company, by the shareholders of Draganfly Innovations. At the time of the Amalgamation, the Company did not constitute a business as defined under IFRS 3; therefore, the Amalgamation is accounted under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a listing expense to net loss. As Draganfly Innovations is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of Draganfly Innovations up to the date of the Amalgamation.

All currency amounts stated below are in Canadian dollars.

Number of shares of Draganfly Inc.	10,500,001
Fair value of common shares in concurrent financing	$0.50
Fair value of shares of Draganfly Inc.	$5,250,001
Fair value of warrants	1,645,193
Fair value of shares issued for transaction fees	1,000,000
Net assets acquired	$(90,335)
Listing expense	$7,804,859

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Fair value of the Company acquired, net of liabilities
Cash	$28,538
Accounts receivable	4,991
Loans receivable	963,269
Accounts payable and accrued liabilities	(406,463)
Subscription receipts	(500,000)
$90,335

The fair value of 10,500,001 issued Common Shares of the Company was estimated to be $0.50 per share using the price of a subscription receipts financing that was completed concurrently.

Prior to the closing of the Amalgamation, Draganfly Innovations issued 2,000,000 Common Shares with a value of $1,000,000 as transaction fees for the Amalgamation to related parties.

The Company assumed 4,000,000 share purchase warrants exercisable at a price of $0.10 per share expiring on February 4, 2021. The fair value of share-purchase warrants was $1,645,193, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.86%
Estimate life	1.48 years
Expected volatility	100%
Expected dividend yield	0%

As at August 15, 2019, the Company received $7,025,750 in proceeds to issue subscription receipts (the “Subscription Receipts”) at a price of $0.50 per Subscription Receipt. Each Subscription Receipt was automatically converted, without payment of additional consideration and without any further action on the part of the holder, into one unit of the Company (a “Unit”) on completion of the Amalgamation and the Company becoming reporting issuer in the Province of Saskatchewan and obtaining conditional approval of a listing of the Common Shares on the CSE (the “Transaction”). Each Unit consists of one Common Share and one warrant. Each warrant will entitle the holder to purchase one Common Share at a price of $0.50 for a period of 12 months following the issuance of warrants. The proceeds of the private placement were released to the Company on November 5, 2019.

Acquisition

On April 30, 2020, the Company closed a share purchase agreement with the shareholders of Dronelogics Systems Inc. (“Dronelogics”), whereby the Company acquired all of the issued and outstanding shares in the capital of Dronelogics, excluding the cinematography division, for a consideration of $2,000,000, plus the amount, if any, by which the estimated closing date working capital exceeds the target closing working capital (the “Transaction”). The consideration was paid $500,000 in cash, subject to a working capital adjustment and 3,225,438 Common Shares in the capital of the Company at a deemed price of $0.50 per share. Dronelogics’ principal activity is the provision of services with unmanned aerial vehicle (“UAV”) and remotely piloted aircraft (“RPA”), together known as drones, sales of drones, repairs and training related to drones in North America.

At the time of the Transaction, the Company determined that Dronelogics constituted a business as defined under IFRS 3, Business Combinations.

11

In connection with the Transaction, the Company paid fees of $160,000 to certain advisors; consisting of $100,000 by way of 200,000 in shares at a deemed price of $0.50 per share and $60,000 in cash or shares at a deemed price of $0.50 per share. At closing, the Company (i) granted 445,000 incentive stock options to certain employees of Dronelogics pursuant to the Company’s share compensation plan, exercisable at a price equal to closing price of the shares on the CSE on January 31, 2020. The options shall have a term of 10 years and vest in three equal tranches, on the first, second and third anniversaries of the date of grant, and (ii) awarded 375,000 RSUs to certain directors and officers of Dronelogics. RSUs were awarded to certain directors and officers of Dronelogics pursuant to the Company’s share compensation plan. The RSUs shall vest in three equal tranches, on the first, second and third anniversaries of the date of award.

The purchase price allocation (“PPA”) is as follows. The PPA determined at the Transaction date is preliminary and subject to change up to a period of one year from the Acquisition date upon finalization of fair value determination. The Company is in the process of identifying and determining the acquisition date fair value of any identifiable intangible assets acquired.In this provisional PPA, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired has been recognized as goodwill, which primarily consisted of the assembled workforce.

All currency amounts stated below are in Canadian dollars.

Number of shares of Draganfly Inc.	3,225,438
Fair value of common shares	$0.50
Fair value of shares of Draganfly Inc.	$1,612,719
Cash portion of purchase price	500,000
Net assets acquired	$(196,397)
Goodwill	$1,916,322

Fair value of the Company acquired, net of liabilities
Cash	$42,593
Amounts receivable	98,852
Inventory	629,684
Prepaids and deposits	93,997
Other current assets	3,014
Equipment	54,946
Right-of-use assets	83,428
Accounts payable and accrued liabilities	(222,766)
Customer deposits	(245,959)
Loans	(245,752)
Other current liabilities	(8,437)
Lease liabilities	(87,203)
$196,397

Trend Information

In early 2020, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. As a result, global equity markets have experienced significant volatility and weakness. At this time, the outbreak and the related mitigation measures have had the following impacts on the Company’s operations, among others: temporary closure of business locations, supply chain issues, and decrease in sales. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

Item 2. Other Information

None.

12

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Page

Cover Page to the Condensed Consolidated Interim Financial Statements (unaudited) For the Three and Six Months Ended June 30, 2020 (Expressed in Canadian Dollars)	F-2

Condensed Consolidated Interim Statements of Financial Position (unaudited)	F-3

Condensed Consolidated Interim Statements of Comprehensive Loss (unaudited)	F-4

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency) (unaudited)	F-5

Condensed Consolidated Interim Statements of Cash Flows (unaudited)	F-6

Notes to the Condensed Consolidated Interim Financial Statements (unaudited) For the Three and Six Months Ended June 30, 2020	F-7

F-1

Draganfly Inc.

Condensed Consolidated Interim Financial Statements - Unaudited

For the Three and Six Months Ended June 30, 2020

(Expressed in Canadian Dollars)

F-2

Draganfly Inc. Condensed Consolidated Interim Statements of Financial Position Expressed in Canadian Dollars

		June 30,	December 31,
As at	Notes	2020	2019
		(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	5	$1,495,329	$2,429,375
Amounts receivable	6	167,580	224,695
Inventory	7	1,035,329	48,563
Prepaids and deposits	8	205,412	272,630
		2,903,650	2,975,263

Non-current Assets
Goodwill	4	1,916,322	-
Equipment	9	156,308	115,141
Intellectual property	10	-	1,385
Right of use assets	11	188,046	129,994
TOTAL ASSETS		$5,164,326	$3,221,783

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Trade payables and accrued liabilities	13	$927,990	$894,357
Customer deposits	14	51,524	-
Notes payable	15	61,007	-
Short-term loans	16	53,668	-
Lease liability	12	103,663	43,000
		1,197,852	937,357

Non-current Liabilities
Lease liability	12	96,867	93,073
TOTAL LIABILITIES		1,356,187	1,030,430

SHAREHOLDERS’ EQUITY
Share capital	17	31,863,429	27,786,517
Equity reserve	17	2,182,101	2,508,233
Accumulated deficit		(30,176,024)	(28,103,397)
Accumulated other comprehensive loss		101	-
TOTAL SHAREHOLDERS’ EQUITY		3,869,607	2,191,353
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$5,164,326	$3,221,783

Nature and Continuance of Operations (Note 1)

Subsequent Event (Notes 24)

Approved and authorized for issuance by the Board of Directors on August 21, 2020

“Scott Larson”	“Cameron Chell”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Draganfly Inc. Condensed Consolidated Interim Statements of Comprehensive Loss - Unaudited Expressed in Canadian Dollars

		For the three months ended		For the six months ended
		June 30,	June 30,	June 30,	June 30,
	Note	2020	2019	2020	2019

Revenue from sales of goods	18	$734,440	$41,829	$756,796	$93,604
Revenue from provision of services	18	192,100	247,906	666,801	344,360
TOTAL REVENUE		926,540	289,735	1,423,597	437,964

COST OF SALES		(495,193)	(49,147)	(554,979)	(105,356)

GROSS PROFIT		431,347	240,588	868,618	332,608

OPERATING EXPENSES
Amortization	10	$503	$310	$1,385	$4,193
Depreciation	9,11	27,072	832	39,155	5,170
Office and miscellaneous		591,271	146,526	1,243,638	209,383
Professional fees		644,104	69,988	736,529	102,811
Research and development		26,969	4,201	30,938	9,827
Share-based payments	17	799,677	-	1,319,061	-
Travel		9,434	4,393	17,054	5,686
Wages and salaries		288,708	257,905	655,211	495,828
		(2,387,738)	(484,155)	(4,042,971)	(832,898)
OTHER INCOME (EXPENSE)
Finance and other costs	21	(6,851)	(50,549)	(10,857)	(91,808)
Foreign exchange gain (loss)		3,750	13,803	54,595	(29,989)
Gain on settlement of debt	22	-	-	67,493	-
Other income (loss)	23	990,973	(9,474)	990,495	(7,514)
NET LOSS		(968,519)	(289,787)	(2,072,627)	(629,601)

OTHER COMPREHENSIVE LOSS
Foreign exchange translation		(13,713)	-	101	-
COMPREHENSIVE LOSS		$(982,232)	$(289,787)	$(2,072,526)	$(629,601)

Loss per share
Basic/Diluted		$(0.01)	$(0.01)	$(0.03)	$(0.02)
Weighted average number of common shares outstanding		76,192,416	39,346,807	73,185,449	39,346,807

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Draganfly Inc. Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Deficiency) - Unaudited Expressed in Canadian Dollars

	Number of Shares	Share Capital	Equity Reserve	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders’ Equity (Deficiency)

Balance at December 31, 2018	39,346,807	$12,561,342	$882,180	$(17,576,131)	$-	$(4,132,609)
Net loss	-	-	-	(629,601)	-	(629,601)

Balance at June 30, 2019	39,346,807	12,561,342	882,180	(18,205,732)	-	(4,762,210)
Shares issued for settlement of notes payable	1,291,549	645,775	-	-	-	645,775
Shares issued as transaction fees	2,000,000	1,000,000	-	-	-	1,000,000
Recapitalization of Draganfly Inc.	10,500,001	5,250,001	1,645,193	-	-	6,895,194
Shares issued for settlement of trades payable	45,325	22,662	-	-	-	22,662
Shares issued for settlement of convertible debentures	2,118,492	1,059,246	-	-	-	1,059,246
Shares issued for exercise of warrants	316,940	221,741	(212,908)	-	-	8,833
Reclassification of unexercised conversion feature	-	-	(567,791)	567,791	-	-
Shares and warrants issued on private placement	14,051,499	7,025,750	-	-	-	7,025,750
Share-based payments	-	-	761,559	-	-	761,559
Net loss	-	-	-	(10,465,456)	-	(10,465,456)

Balance at December 31, 2019	69,670,613	27,786,517	2,508,233	(28,103,397)	-	2,191,353
Shares issued for exercise of warrants	4,638,000	2,364,193	(1,645,193)	-	-	719,000
Shares issued for acquisition	3,225,438	1,612,719	-	-	-	1,612,719
Shares issued as finder’s fees	200,000	100,000	-	-	-	100,000
Share-based payments	-	-	1,319,061	-	-	1,319,061
Net loss	-	-	-	(2,072,627)	-	(2,072,627)
Translation of foreign operations	-	-	-	-	101	101

Balance at June 30, 2020	77,734,051	$31,863,429	$2,182,101	$(30,176,024)	$101	$3,869,607

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-5

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

	For the six months ended
	June30, 2020	June 30, 2019

OPERATING ACTIVITIES
Comprehensive loss	$(2,072,627)	$(629,601)
Adjustments for:
Amortization	1,385	4,193
Depreciation	39,155	5,170
Finance and other costs	10,857	91,808
Gain on settlement of debt	(67,493)	-
Impairment of equipment	-	2,115
Impairment of intangibles	-	11,852
Share-based payments	1,319,061	-
Net changes in non-cash working capital items:
Amounts receivable	158,981	(14,405)
Inventory	(357,082)	12,462
Prepaids and deposits	161,215	(4,915)
Trade payables and accrued liabilities	(263,147)	46,998
Customer deposits	(194,435)	-
Funds used in operations activities	(1,264,130)	(474,323)

INVESTING ACTIVITIES
Cash paid for acquisition, net of cash acquired	(457,407)	-
Disposal of equipment	-	(583)
Disposal of intellectual property	-	16
Funds used in investing activities	(457,407)	(567)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	819,000	-
Proceeds from issuance of notes payable	-	974,000
Repayment of notes payable	-	(404,621)
Repayment of convertible debentures	-	(100,833)
Repayment of lease liability	(31,610)	-
Funds provided by financing activities	787,390	468,546

Effects of exchange rate changes on cash	101	(5,880)
Change in cash	(934,147)	(6,344)
Cash, beginning of period	2,429,375	101,787
Cash, end of period	$1,495,329	$89,563

Cash and cash equivalents consist of the following:
Cash held in banks	$1,353,142	$89,563
Guaranteed investment certificate	142,187	-
	$1,495,329	$89,563

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-6

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

1. NATURE AND CONTINUANCE OF OPERATIONS

Draganfly Inc. (the “Company”) was incorporated on June 1, 2018 under the Business Corporations Act (British Columbia). The Company’s shares began trading on the Canadian Securities Exchange (the “CSE”) under the symbol “DFLY” and the OTCQB Venture Market of the OTC Markets (“OTCQB”) under the symbol “DFLYF” on January 9, 2020.

The Company’s head office is located at 2108 St. George Avenue, Saskatoon, SK, S7M 0K7 and its registered office is located at 2300 – 550 Burrard Street, Vancouver, BC, V6C 2B5.

On August 15, 2019, the Company and 1187607 B.C. Ltd. (“Merger Co.”), a wholly-owned subsidiary of the Company, completed a Business Combination Agreement (the “BCA”) with Draganfly Innovations Inc. (“Draganfly Innovations”) (the “Amalgamation”). Under the Amalgamation, shareholders of Draganfly Innovations received 1.794 fully paid and non-assessable common shares in the authorized share structure of the Company for each Draganfly Innovations share. Consequently, the Company owns 100% of Draganfly Innovations and the Draganfly Innovations shareholders became shareholders of the Company. Draganfly is an operational business of developing and manufacturing multi-rotor helicopters, industrial aerial video systems and civilian small unmanned aerial systems or vehicles. Pursuant to the Amalgamation the Company changed its name to “Draganfly Inc.”.

On January 28, 2020, the Company incorporated a new Delaware subsidiary, Draganfly Innovations USA, Inc. (“Draganfly USA”).

In early 2020, there was a global outbreak of COVID-19 (coronavirus), which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. As a result, global equity markets have experienced significant volatility and weakness. At this time, the outbreak and the related mitigation measures have had the following impacts on the Company’s operations, among others: temporary closure of business locations, supply chain issues, and decrease in sales. These uncertainties arise from the inability to predict the duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, and quarantine/isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

The Company has incurred losses and negative cash flows from operations from inception that has primarily been funded through financing activities. The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. These factors indicate the existence of a material uncertainty that may cast significant doubt as to the Company’s ability to continue as a going concern. Management intends to finance operating costs over the next twelve months with cash on hand, convertible debentures and through private placement of common shares. These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reporting revenues and expenses, and the statements of financial position classifications used, that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-7

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

2. BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Reporting Interpretation Committee (“IFRIC”). The principal accounting policies applied in the preparation of these interim financial statements, including International Accounting Standards (“IAS”) 34 Interim Financial Reporting, are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

The notes presented in these condensed consolidated interim financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and they do not include all of the information required in the Company’s most recent annual financial statements. Except as noted below, these condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2019, which were prepared in accordance with IFRS as issued by IASB.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 21, 2020.

The financial statements of the Company have been prepared on a historical costs’ basis, modified where applicable. In addition, the financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Basis of consolidation

Each subsidiary is fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date when such control ceases. The consolidated financial statements include the accounts and results of operations of the Company and its wholly owned subsidiaries listed in the following table:

Name of Subsidiary	Place of Incorporation	Ownership Interest
Draganfly Innovations Inc.	Canada	100%
Draganfly Innovations USA, Inc.	US	100%
Dronelogics Systems Inc.	Canada	100%

All intercompany balances and transactions were eliminated on consolidation.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-8

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

3. AMALGAMATION

On January 31, 2019, the Company and Draganfly Innovations entered into the BCA providing for a three-cornered amalgamation among the Company, Draganfly Innovations, and Merger Co. As of August 15, 2019, the Amalgamation closed and the Company acquired, on a one for 1.794 basis, all of the issued and outstanding common shares of the Draganfly Innovations (the “Draganfly Innovations Shares”) in exchange for 42,638,356 common shares of the Company.

This resulted in a reverse take-over, of the Company, by the shareholders of Draganfly Innovations. At the time of the Amalgamation, the Company did not constitute a business as defined under IFRS 3; therefore, the Amalgamation is accounted under IFRS 2, where the difference between the consideration given to acquire the Company and the net asset value of the Company is recorded as a listing expense to net loss. As Draganfly Innovations is deemed to be the accounting acquirer for accounting purposes, these financial statements present the historical financial information of Draganfly Innovations up to the date of the Amalgamation.

Number of shares of Draganfly Inc.	10,500,001
Fair value of common shares in concurrent financing	$0.50
Fair value of shares of Draganfly Inc.	$5,250,001
Fair value of warrants	1,645,193
Fair value of shares issued for transaction fees	1,000,000
Net assets acquired	$(90,335)
Listing expense	$7,804,859

Fair value of the Company acquired, net of liabilities
Cash	$28,538
Accounts receivable	4,991
Loans receivable	963,269
Accounts payable and accrued liabilities	(406,463)
Subscription receipts	(500,000)
$90,335

The fair value of 10,500,001 issued common shares of the Company was estimated to be $0.50 per share using the price of a subscription receipts financing that was completed concurrently.

Prior to the closing of the Amalgamation, Draganfly Innovations issued 2,000,000 common shares with a value of $1,000,000 as transaction fees for the Amalgamation to related parties.

The Company assumed 4,000,000 share purchase warrants exercisable at a price of $0.10 per share expiring on February 4, 2021. The fair value of share-purchase warrants was $1,645,193, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	0.86%
Estimate life	1.48 years
Expected volatility	100%
Expected dividend yield	0%

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-9

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

As at August 15, 2019, the Company received $7,025,750 in proceeds to issue subscription receipts (the “Subscription Receipts”) at a price of $0.50 per Subscription Receipt. Each Subscription Receipt was automatically converted, without payment of additional consideration and without any further action on the part of the holder, into one unit of the Company (a “Unit”) on completion of the Amalgamation and the Company becoming reporting issuer in the Province of Saskatchewan and obtaining conditional approval of a listing of the common shares on the CSE (the “Transaction”). Each Unit consists of one common share and one warrant. Each warrant will entitle the holder to purchase one common share at a price of $0.50 for a period of 12 months following the issuance of warrants. The proceeds of the private placement were released to the Company on November 5, 2019.

4. ACQUISITION

On April 30, 2020, the Company closed a share purchase agreement with the shareholders of Dronelogics Systems Inc. (“Dronelogics”), whereby the Company acquired all of the issued and outstanding shares in the capital of Dronelogics, excluding the cinematography division, for a consideration of $2,000,000, plus the amount, if any, by which the estimated closing date working capital exceeds the target closing working capital (the “Transaction”). The consideration was paid $500,000 in cash, subject to a working capital adjustment and 3,225,438 common shares in the capital of the Company at a deemed price of $0.50 per share. Dronelogics’ principal activity is the provision of services with unmanned aerial vehicle (“UAV”) and remotely piloted aircraft (“RPA”), together known as drones, sales of drones, repairs and training related to drones in North America.

At the time of the Transaction, the Company determined that Dronelogics constituted a business as defined under IFRS 3, Business Combinations.

In connection with the Transaction, the Company paid fees of $160,000 to certain advisors; consisting of $100,000 by way of 200,000 in shares at a deemed price of $0.50 per share and $60,000 in cash or shares at a deemed price of $0.50 per share. At closing, the Company (i) granted 445,000 incentive stock options to certain employees of Dronelogics pursuant to the Company’s share compensation plan, exercisable at a price equal to closing price of the shares on the CSE on January 31, 2020. The options shall have a term of 10 years and vest in three equal tranches, on the first, second and third anniversaries of the date of grant, and (ii) awarded 375,000 RSUs to certain directors and officers of Dronelogics. RSUs were awarded to certain directors and officers of Dronelogics pursuant to the Company’s share compensation plan. The RSUs shall vest in three equal tranches, on the first, second and third anniversaries of the date of award.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-10

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

4. ACQUISITION (CONT’D)

The purchase price allocation (“PPA”) is as follows. The PPA determined at the Transaction date is preliminary and subject to change up to a period of one year from the Acquisition date upon finalization of fair value determination. The Company is in the process of identifying and determining the acquisition date fair value of any identifiable intangible assets acquired. In this provisional PPA, the excess of the consideration paid over the fair value of the identifiable assets (liabilities) acquired has been recognized as goodwill, which primarily consisted of the assembled workforce.

Number of shares of Draganfly Inc.	3,225,438
Fair value of common shares	$0.50
Fair value of shares of Draganfly Inc.	$1,612,719
Cash portion of purchase price	500,000
Net assets acquired	$(196,397)
Goodwill	$1,916,322

Provisional fair value of the identifiable assets acquired, net of liabilities
Cash	$42,593
Amounts receivable	98,852
Inventory	629,684
Prepaids and deposits	93,997
Other current assets	3,014
Equipment	54,946
Right-of-use assets	83,428
Accounts payable and accrued liabilities	(222,766)
Customer deposits	(245,959)
Loans	(245,752)
Other current liabilities	(8,437)
Lease liabilities	(87,203)
$196,397

5. CASH AND CASH EQUIVALENTS

	June 30, 2020	December 31, 2019
Cash held in banks	$1,353,142	$2,429,375
Guaranteed investment certificate	142,187	-
	$1,495,329	$2,429,375

On March 27, 2020, the Company purchased $142,000 in a guaranteed investment certificate (“GIC”) to secure its credit cards. The terms of the GIC are for 1 year at a rate of 0.50% per annum. During the six months ended June 30, 2020, the Company accrued interest of $187 on this GIC.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-11

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

6. AMOUNTS RECEIVABLE

	June 30, 2020	December 31, 2019
Trade accounts receivable	$167,580	$169,810
GST input tax credits	-	54,885
	$167,580	$224,695

7. INVENTORY

	June 30, 2020	December 31, 2019
Finished goods	$955,893	$-
Parts	79,436	48,563
	$1,035,329	$48,563

During the six months ended June 30, 2020, the Company recorded a provision of $22,393 for its obsolete and slow-moving inventory.

During the six months ended June 30, 2020, $445,958 (2019: $49,070) of inventory was sold and recognized in cost of sales.

8. PREPAID EXPENSES AND DEPOSITS

	June 30, 2020	December 31, 2019
Insurance	$5,348	$35,703
Prepaid marketing services	68,858	227,459
Prepaid rent	3,583	-
Prepaid subscriptions	1,310	1,583
WCB Premiums	-	916
Deposits	126,313	6,969
	$205,412	$272,630

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-12

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

9. EQUIPMENT

	Computer Equipment	Furniture and Equipment	Leasehold Improvements	Software	Vehicles	Total
Cost
Balance at January 1, 2019	$163,275	$181,362	$-	$84,340	$-	$428,977
Additions	-	87,785	-	-	-	87,785
Disposals	(1,056)	(31,647)	-	-	-	(32,703)
Impairment	(155,219)	(95,327)	-	(54,373)	-	(304,919)
Balance at December 31, 2019	$7,000	$142,173	$-	$29,967	$-	$179,140
Assets acquired in the Acquisition	35,991	16,199	12,367	-	32,636	97,193
Balance at June 30, 2020	$42,991	$158,372	$12,367	$29,967	$32,636	$276,333

Accumulated depreciation
Balance at January 1, 2019	$150,026	$153,999	$-	$69,774	$-	$373,799
Charge for the period	103	7,028	-	4,574	-	11,705
Eliminated on disposal	(1,654)	(26,770)	-	-	-	(28,424)
Impairment	(141,714)	(96,313)	-	(55,054)	-	(293,081)
Balance at December 31, 2019	$6,761	$37,944	$-	$19,294	$-	$63,999
Depreciation acquired in the Acquisition	20,622	8,626	8,015	-	4,984	42,247
Charge for the period	1,425	8,483	805	1,601	1,465	13,779
Balance at June 30, 2020	$28,808	$55,053	$8,820	$20,895	$6,449	$120,025

Net book value:
December 31, 2019	$239	$104,229	$-	$10,673	$-	$115,141
June 30, 2020	$14,183	$103,319	$3,547	$9,072	$26,187	$156,308

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-13

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

10. INTELLECTUAL PROPERTY

Total
Cost
Balance at January 1, 2019	$71,805
Impairment	(29,874)
Balance at December 31, 2019	$41,931
Balance at June 30, 2020	$41,931

Accumulated depreciation
Balance at January 1, 2019	$59,896
Charge for the period	8,386
Impairment	(27,736)
Balance at December 31, 2019	$40,546
Charge for the period	1,385
Balance at June 30, 2020	$41,931

Net book value:
December 31, 2019	$1,385
June 30, 2020	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-14

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

11. RIGHT OF USE ASSETS

Total
Cost
Balance at January 1, 2019, on adoption of IFRS 16	$131,634
Lease modification	27,905
Balance at December 31, 2019	$159,539
Leases acquired in the Acquisition	83,428
Balance at June 30, 2020	$242,967

Accumulated depreciation
Balance at January 1, 2019, on adoption of IFRS 16	$-
Charge for the period	29,545
Balance at December 31, 2019	$29,545
Charge for the period	25,376
Balance at June 30, 2020	$54,921

Net book value:
December 31, 2019	$129,994
June 30, 2020	$188,046

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-15

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

12. LEASE LIABILITY

Total
Balance at January 1, 2019, on adoption of IFRS 16	$131,634
Interest expense	14,534
Lease payments	(38,000)
Lease modification	27,905
Balance at December 31, 2019	$136,073
Leases acquired in the Acquisition	87,203
Interest expense	8,864
Lease payments	(31,610)
Balance at June 30, 2020	200,530

Which consists of:
Current lease liability	$103,663
Non-current lease liability	96,867
Balance at June 30, 2020	$200,530

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-16

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

13. TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2020	December 31, 2019
Trade accounts payable	$737,984	$688,309
Accrued liabilities	99,636	162,658
Due to related parties (Note 17)	-	9,681
Government grant payable (Note 16)	33,709	33,709
GST/HST Payable	56,661	-
	$927,990	$894,357

14. CUSTOMER DEPOSITS

At times, the Company’s subsidiary, Dronelogics, may take a customer deposit as it orders specific items in. These amounts are held and applied against the final purchase.

	June 30, 2020	December 31, 2019
Customer deposits	$51,524	$-

15. NOTES PAYABLE

	June 30, 2020	December 31, 2019
Opening balance	$-	$844,304
Issuance of notes payable	60,000	1,137,978
Repayment of notes payable	-	(1,036,336)
Settlement of notes payable	-	(62,000)
Foreign exchange	-	(22,366)
Interest accrued	1,007	101,689
Eliminated on consolidation	-	(963,269)
Ending balance	$61,007	$-

	Start Date	Maturity Date	Rate	Principal	Interest	Total
Note 1	2020-04-30	2021-04-29	10%	$60,000	$1,007	$61,007
Total				$60,000	$1,007	$61,007

Note 1 was issued in lieu of cash as a finder’s fee for the acquisition of Dronelogics. It bears an interest rate of 10% per annum, compounded monthly, and is unsecured.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-17

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

16. LOANS

With the acquisition of Dronelogics, the Company took ownership of two loans held by the subsidiary.

	Start Date	Maturity Date	Rate	Principal	Interest	Total
CEBA	2020-05-19	2022-12-31	0%	$25,000	$-	$25,000
Vehicle loan	2019-08-30	2024-09-11	6.99%	24,080	4,588	28,668
Total				$49,080	$4,588	$53,668

On May 19, 2020, Dronelogics received a Canada Emergency Business Account (CEBA) loan of $40,000, of which $15,000 has been repaid. This loan is currently interest-free and 25% of the loan, up to $10,000, is forgivable if the loan is repaid on or before December 31, 2022. If the loan is not repaid by that date, the loan can be converted to a three-year term loan at an interest rate of 5%.

On August 30, 2019, Dronelogics entered into a loan agreement to purchase a vehicle. Interest of 6.99% was calculated on the principal amount of $28,330 and the aggregate amount of $33,727 was borrowed. Starting October 11, 2019, monthly payments of $562 will be made for the next 60 months.

17. SHARE CAPITAL

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

During the six months ended June 30, 2020,

-	On February 18, 2020, the Company issued 120,000 common shares for the exercise of warrants for $60,000.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-18

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

-	On February 25, 2020, the Company issued 100,000 common shares for the exercise of warrants for $50,000.
-	On March 6, 2020, the Company issued 1,051,600 common shares for the exercise of warrants for $105,160.
-	On March 20, 2020, the Company issued 365,000 common shares for the exercise of warrants for $36,500.
-	On March 26, 2020, the Company issued 1,474,200 common shares for the exercise of warrants for $147,420.
-	On April 8, 2020, the Company issued 609,200 common shares for the exercise warrants for $60,920.
-	On April 16, 2020, the Company issued 630,000 common shares for the exercise warrants for $115,000.
-	On April 30, 2020, the Company issued 3,225,438 common shares for the acquisition of Dronelogics and an additional 200,000 common shares as finder’s fees.
-	On May 27, 2020, the Company issued 60,000 common shares for the exercise warrants for $30,000.
-	On June 23, 2020, the Company issued 228,000 common shares for the exercise warrants for $114,000.

During the six months ended June 30, 2019, no common shares were issued.

Stock Options

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the CSE requirements, grant to directors, officers, employees, and technical consultants to the Company, non-transferable stock options to purchase common shares. The total number of common shares reserved and available for grant and issuance pursuant to this plan shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time. The number of options awarded and underlying vesting conditions are determined by the Board of Directors in its discretion.

As at June 30, 2020, the Company had the following options outstanding and exercisable:

Grant Date	Expiry Date	Exercise Price	Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Exercisable
October 30, 2019	October 30, 2029	$0.50	9.34	3,041,666	1,024,992
November 19, 2019	November 19, 2029	$0.50	9.39	650,000	283,333
April 30, 2020	April 30, 2030	$0.66	9.84	1,045,000	324,999
				4,736,666	1,633,324

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-19

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

17. SHARE CAPITAL (CONT’D)

	Number of Options	Weighted Average Exercise Price
Outstanding, December 31, 2018	-	$-
Granted	3,725,000	0.50
Outstanding, December 31, 2019	3,725,000	$0.50
Forfeited	(33,334)	0.50
Granted	1,045,000	0.66
Outstanding, June 30, 2020	4,736,666	$0.53

During the six months ended June 30, 2020,

-	The Company granted 445,000 options to employees of the newly acquired subsidiary, Dronelogics. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.
-	The Company granted 600,000 options to advisors of the Company. Each option is exercisable at $0.77 per share for a period of 10 years from the grant date.

During the year ended December 31, 2019,

-	The Company granted 2,925,000 options to employees. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.
-	The Company issued 800,000 options to consultants. Each option is exercisable at $0.50 per share for a period of 10 years from the grant date.

During the six months ended June 30, 2020, the Company recorded share-based payment expense of $832,591 (2019: $nil) related to the expense of stock options granted during the year ended December 31, 2019, over their vesting period. The weighted average grant date fair value of options granted during the year ended December 31, 2019 was $0.46 per option.

Restricted Share Units

The Company has adopted an incentive share compensation plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees, and technical consultants to the Company, restricted stock units (RSUs). The number of RSUs awarded and underlying vesting conditions are determined by the Board of Directors in its discretion. RSUs will have a 3-year vesting period following the award date. The total number of common shares reserved and available for grant and issuance pursuant to this plan, and the total number of Restricted Share Units that may be awarded pursuant to this plan, shall not exceed 20% (in the aggregate) of the issued and outstanding common shares from time to time.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-20

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

17. SHARE CAPITAL (CONT’D)

As at June 30, 2020, the Company had the following RSUs outstanding:

Grant Date	Number of RSUs Outstanding
October 30, 2019	2,875,000
November 19, 2019	250,000
April 30, 2020	375,000
3,500,000

During the six months ended June 30, 2020, the Company granted 375,000 RSUs to employees of the newly acquired subsidiary of the Company, Dronelogics, with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the year ended December 31, 2019, the Company granted 3,175,000 RSUs to employees and consultants of the Company with each RSU exercisable into one common share of the Company or the cash equivalent thereof upon the vesting conditions being met for a period of three years from the grant date.

During the six months ended June 30, 2020, the Company recorded share-based payment expense of $486,470 in stock-based compensation for RSUs, based on the fair values of RSUs granted which were calculated using the closing price of the Company’s stock on the day prior to grant.

Warrants

	Number of Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2018	770,000	$0.27
Warrants of the Company at time of Amalgamation (Note 3)	4,000,000	0.10
Expired	(453,090)	0.03
Exercised	(316,940)	0.03
Issued	14,051,499	0.50
Outstanding, December 31, 2019	18,051,499	$0.41
Exercised	(4,638,000)	0.15
Outstanding, June 30, 2020	13,413,499	$0.50

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-21

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

As at June 30, 2020, the Company had the following warrants outstanding:

Date issued	Expiry date	Exercise price	Number of warrants outstanding
November 5, 2019	November 5, 2020	$0.50	13,413,499
			13,413,499

The weighted average remaining contractual life of warrants outstanding as of June 30, 2020 was 0.35 years (December 31, 2019 - 0.84 years).

18. REVENUE

The Company sub-classifies revenue within the following components: product revenue and consulting revenue. Product revenue comprises of sales of internally assembled multi-rotor helicopters, industrial aerial video systems, civilian small unmanned aerial systems or vehicles, and wireless video systems. Consulting revenue consists of fees charged for custom engineering and training and simulation consulting.

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Product sales	$734,440	$41,829	$756,796	$93,604
Consulting	192,100	247,906	666,801	344,360
	$926,540	$289,735	$1,423,597	$437,964

The Company operates in an international market within one reportable industry segment. Geographic revenue segmentation is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Canada	$776,567	$53,565	$784,498	$89,194
United States	149,973	235,792	639,099	348,392
International	-	378	-	378
	$926,540	$289,735	$1,423,597	$437,964

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-22

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

18. REVENUE (CONT’D)

The Company derives significant revenues from certain customers, for the six months ended June 30, 2020 one customer provided at 33% of total revenues and for the six months ended June 30, 2019, three customers provided at 89% of total revenues.

19. GOVERNMENT ASSISTANCE

In February 2016, the Company and an Alberta-based government funded not-for-profit organization (the “Organization”) entered into a funding agreement, whereby the Organization would fund 50% of the total costs, up to $375,000 to the Company for the development of a new product. During the year ended December 31, 2016, the Company received $75,000 in funding. On February 28, 2017, the Company and the Organization entered into a repayment agreement, where the Company would refund and repay a portion of the Organization’s initial funding. The repayment agreement set out the terms and conditions upon which the Company was to pay $41,292 over a 12-month repayment plan. In addition, the Company will pay the Organization $33,709 if the Company ever sells a product that the Organization’s funding contributed to. During the year ended December 31, 2019, the final repayment of $13,764 was made and the contingent balance of $33,709 remains in government grants payable.

20. RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers.

Trade payables and accrued liabilities:

On Aug 1, 2019, the Company entered in a business services agreement (the “Agreement”) with Business Instincts Group (“BIG”), a company controlled by Cameron Chell, CEO and director, to provide: corporate development and governance, strategic facilitation and management, general business services, office space, corporate business development video content, website redesign and management, and online visibility management. The costs of all charges are based on the fees set in the Agreement and are settled on a monthly basis. The Company records these charges under Office and Miscellaneous. For the six months ended June 30, 2020, the company incurred fees of $113,000 compared to $nil in 2019. As at June 30, 2020, the Company was indebted to this company in the amount of $nil (December 31, 2019 - $nil).

As at June 30, 2020, the Company had $nil (December 31, 2019 – $9,681) payable to related parties outstanding that were included in accounts payable. The balances are unsecured, non-interest bearing, and due on demand.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-23

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

20. RELATED PARTY TRANSACTIONS (CONT’D)

Key management compensation

Key management includes the Company’s directors and members of the executive management team. Compensation awarded to key management for the three and six months ended June 30, 2020 and 2019 included:

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Management fees paid to a company controlled by CEO and director	$42,650	$-	$113,000	$-
Management fees paid to a company controlled by a former director	45,000	-	75,000	-
Salaries	78,984	33,923	160,066	73,431
Salaries paid to the former owner of the Company	29,631	43,006	63,046	82,514
Share-based payments	367,798	-	639,439	-
	$579,063	$76,929	$1,050,551	$125,945

21. FINANCE AND OTHER COSTS

	For the three months ended June 30,		For the six months ended June 30,
	2020	2019	2020	2019
Accretion expense	$-	$-	$-	$7,957
Interest expense for notes payable	1,007	28,238	1,007	40,036
Interest on trade payables and bank charges	5,844	22,311	9,850	43,815
	$6,851	$50,549	$10,857	$91,808

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-24

Draganfly Inc. Condensed Consolidated Interim Statements of Cash Flows - Unaudited Expressed in Canadian Dollars

22. GAIN ON SETTLEMENT OF DEBT

During the six months ended June 30, 2020, as a result of the transactions relating to the private placement and ensuing debt repayments, a gain of $67,493 was recognized on the settlement of outstanding debt.

23. OTHER INCOME

The Company had previously written off an investment in a UK-based company. On April 27, 2020, this company was sold and the Company received US$709,544 and an estimated US$145,294 will be received in 18 months.

24. SUBSEQUENT EVENT

Subsequent to June 30, 2020, on July 3, 2020, the Company issued 1,000,000 options to officers of the Company. An officer received 500,000 options that vest: 1/3 on the grant date, 1/3 on the first anniversary, and 1/3 on the second anniversary. The options have an exercise price of $0.64 per option and expire on July 3, 2025. An officer received 500,000 options that vest in 9 months from the grant date provided that the officer is still a member of the management team of the Company. The options have an exercise price of $0.64 per option and expire on July 3, 2025.

Subsequent to June 30, 2020, on September 28, 2020, the Company was qualified to offer up to 35,000,000 units (the “Units”) consisting of up to 35,000,000 Common Shares and up to 35,000,000 Warrants (each as defined below) and offering up to 35,000,000 Common Shares underlying the Warrants (the “Maximum Offering”) of the Company, to be sold in a Regulation A Offering Circular under the securities act of 1933 (the “Offering”).

The Company’s Common Shares began trading on the Canadian Securities Exchange (“CSE”) in Canada under the symbol “DFLY” on November 5, 2019 and the OTCQB Venture Market of the OTC Markets (“OTCQB”) under the symbol “DFLYF” on January 9, 2020. The closing price of the Common Shares on September 16, 2020, being the last trading day before the date of this Offering Circular was US$0.49 on the CSE (the “Closing Price”). The initial public offering price for each Unit is US$0.47 (the “Unit Price”), which is comprised of the Closing Price plus a 5% discount. Each Unit is comprised of one common share in the capital of the Company, with no par value (a “Common Share”) and one Common Share purchase warrant (each whole warrant, a “Warrant” and collectively, the “Warrants”) to purchase one additional Common Share (a “Warrant Share”). One Warrant is required to purchase one additional Warrant Share at an exercise price of US$0.71 per Warrant, which includes a 50% increase in premium to the Unit Price, subject to certain adjustments. The Warrants are exercisable immediately and terminating on the date that is the twenty-four (24) month anniversary of issuance of a respective purchaser’s Units in the Offering (the “Closing Date”). The Units are being offered on a “best efforts” basis. All dollar amounts are expressed in United States currency, unless otherwise indicated, that Canadian currency is used.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-25

Item 4. Exhibits

Exhibit No.	Description

EX1A-2.1#	Notice of Articles of Draganfly Inc., dated November 4, 2019.

EX1A-2.2#	Articles of Drone Acquisition Corp., dated June 1, 2018.

EX1A-2.3#	Certificate of Incorporation of Drone Acquisition Corp., dated June 1, 2018.

EX1A-2.4#	Certificate of Change of Name from Drone Acquisition Corp. to Draganfly Inc., dated August 15, 2019.

EX1A-4.1#	Form of Subscription Agreement.

EX1A-4.2#	Form of Common Share Purchase Warrant.

EX1A-4.3#	Form of Indemnity Agreement.

EX1A-6.1#	Independent Consulting Agreement, dated October 1, 2019, between Draganfly Inc., 1502372 Alberta Ltd., and Cameron Chell.

EX1A-6.2#	Employment Agreement, dated October 21, 2019, between Draganfly Innovations Inc. and Patrick Imbasciani.

EX1A-6.3#	Share Purchase Agreement, dated January 15, 2020, between Draganfly Inc., Dronelogics Systems Inc., and each person identified as a “Seller” in Schedule A thereto.

EXA1-6.4#	Business Combination Agreement, dated January 31, 2019, between Drone Acquisition Corp., Draganfly Innovations Inc., and 1187607 B.C. Ltd.

EX1A-6.5#	Broker Dealer Agreement, dated June 10, 2020, between Draganfly Inc. and Dalmore Group, LLC.

EX1A-6.6#	Share Compensation Plan of Draganfly Inc., including Form of Stock Option Agreement and Form of Restricted Share Agreement.

EX1A-6.7#	Employment Offer Letter, dated June 14, 2020, addressed to John Bagocius.

EX1A-10.1#	Power of Attorney

EX1A-11.1#	Consent of Dale Matheson Carr-Hilton Labonte LLP (Auditors) (Draganfly Inc.).

EX1A-11.2#	Consent of Dale Matheson Carr-Hilton Labonte LLP (Auditors) (Dronelogics Systems Inc.).

EX1A-14.1#	Appointment of Agent for Service of Process.

___________

#

Filed as an exhibit to the Regulation A Offering Statement on Form 1-A initially filed with the United States Securities and Exchange Commission (Commission File No. 024-11239) on June 16, 2020, as amended on August 7, August 20, and September 18, 2020, qualified on September 25, 2020, and incorporated herein by reference.

13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Draganfly Inc.

By:	/s/ Cameron Chell
Name:	Cameron Chell
Title:	Chief Executive Officer

Date:	October 13, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

	/s/ Cameron Chell	Date: October 13, 2020
Name:	Cameron Chell
Title:	Chief Executive Officer

	/s/ Paul Sun	Date: October 13, 2020
Name:	Paul Sun
Title:	Chief Financial Officer

14